SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-8519

CINCINNATI BELL INC.

SAVINGS AND SECURITY PLAN

CINCINNATI BELL INC.

221 East Fourth Street

Cincinnati, Ohio 45202

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Cincinnati Bell Inc. Savings and Security Plan:

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Bell Inc. Savings and Security Plan (the “Plan”) as of December 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 30, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 30, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

June 7, 2006

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(DOLLARS IN THOUSANDS)

	December 30,
	2005	2004
Assets
Investment in Master Trust	$73,848	$73,981
Participant loans	2,805	2,496

Net assets available for benefits	$76,653	$76,477

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 30, 2005

(DOLLARS IN THOUSANDS)

Net assets available for benefits as of December 30, 2004	$76,477

Contributions:
Employee contributions	4,659
Employer contributions	1,940

Total contributions	6,599

Investment income:
Investment income from Master Trust	2,419
Interest on participant loans	155

Total investment income	2,574

Distributions:
Benefits paid to participants	8,295
Transfers to other Company-sponsored plans, net	676
Administrative expense paid by the Plan	26

Total distributions	8,997

Net increase in assets available for Plan benefits	176

Net assets available for benefits as of December 30, 2005	$76,653

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	Plan Description and Accounting Policies

a.	General: The Cincinnati Bell Inc. Savings and Security Plan (the “Plan”) is sponsored by Cincinnati Bell Inc. (together with its subsidiaries, the “Company” or “Cincinnati Bell”) and administered generally through the Company’s Employees’ Benefit Committee.

The Plan is, subject to certain exceptions, currently available to hourly employees of the Company. Hourly employees are generally defined as employees who are either represented by a collective bargaining unit or whose position is otherwise subject to automatic wage progression. In addition, certain persons who might be considered part of the above classes of employees (including but not limited to co-op students, interns, temporary employees and contingency employees) are not eligible to participate in the Plan. Employees who are eligible for the Plan under the Plan’s rules are referred to as “eligible employees” in this report.

These Notes provide a brief description of certain provisions of the Plan and do not constitute a document under which the Plan is operated, and, in the event of any conflict between these Notes and the Plan documents, the Plan documents shall control. Eligible employees must refer to the Plan documents and to the Plan’s summary plan description for details of the Plan.

The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended, (the “Code”) and the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”).

The financial statements of the Plan are prepared under the accrual method of accounting. The Plan’s fiscal year (the “plan year”) begins each December 31 and ends the following December 30. The Plan’s trustee is Fidelity Management Trust Company (together with its affiliates, “Fidelity”).

b.	Employee Contributions: The Plan generally permits each eligible employee, who has completed at least one year of eligibility service under the Plan, to elect to contribute to the Plan for each pay period in before-tax and/or after-tax dollars any amount that is an increment of $5 and not more than a certain percent (for the plan year ended December 30, 2005, 16% for an eligible employee represented by a collective bargaining unit and 75% for any other eligible employee) of his or her compensation (as defined in and subject to the rules of the Plan).

The amount of an eligible employee’s before-tax contributions to the Plan for any calendar year generally cannot exceed a legal limit ($14,000 for 2005). If the eligible employee is age 50 or older by the end of the calendar year (and, for any calendar year before 2006, was not represented by a collective bargaining unit), the eligible employee is allowed to make additional before-tax (catch-up) contributions up to a legal limit ($4,000 for 2005).

The amount of an eligible employee’s before-tax contributions to the Plan for any plan year may be further limited when the employee is considered a highly compensated employee under legal rules, pursuant to certain legal nondiscrimination requirements that are intended to prevent highly compensated eligible employees making before-tax contributions that on average (measured as a percent of their plan compensation) are far beyond the before-tax contributions that on average are made by eligible employees who are not highly compensated. Such rules did not, however, impact the before-tax contributions of any highly compensated eligible employee for the plan year ended December 30, 2005.

An eligible employee’s contributions to the Plan are allocated to a bookkeeping account of the employee under the Plan (his or her “Plan account”). An eligible employee is always fully vested in the part of his or her Plan account attributable to his or her own contributions.

An eligible employee is generally not subject to federal income tax on the amount of his or her before-tax contributions to the Plan or on the Plan’s earnings on his or her own contributions until the amounts are distributed to the employee from the Plan.

c.	Employer Contributions: Under the current terms of the Plan, the Company makes matching contributions in an amount equal to 66 2/3% of the eligible employee’s basic contributions made for any pay period. An eligible employee’s basic contributions are, for this purpose, generally equal to the portion of the employee’s before-tax and after-tax contributions made for any week that is not in excess of a certain amount that is set out in the Plan document and based on the level of the employee’s base pay for the applicable week. The excess of an employee’s contributions over the basic limit, or supplemental contributions, are not eligible for the Company match.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

Matching contributions are generally made on a bi-weekly basis under the current policies of the Company and must be made by the end of the first full month that ends after the contributions are made.

The Company’s matching contributions for an eligible employee are allocated to his or her Plan account. In general, an eligible employee is vested in the part of his or her Plan account attributable to the Company’s matching contributions only if he or she is credited with at least three years of vesting service (as defined in and subject to the rules of the Plan). However, an eligible employee may become vested in such part of his or her Plan account in certain other situations, including if he or she continues to be employed by the Company after attaining age 65 or if he or she terminates employment with the Company by reason of his or her total disability or death.

An eligible employee is generally not subject to federal income tax on the amount of the matching contributions or on the Plan’s earnings on the matching contributions until the amounts are distributed to the employee from the Plan.

d.	Rollovers: An eligible employee may elect to rollover to the Plan an otherwise taxable distribution from another employer’s tax-qualified savings, profit sharing, or other employer plan that the employee is entitled to receive, if the distribution meets certain conditions set forth in the Plan and the Code.

Any rollover contributions made to the Plan by an eligible employee are allocated to his or her Plan account. An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her rollover contributions.

An eligible employee is generally not subject to federal income tax on the amount of his or her rollover contributions to the Plan or on the Plan’s earnings on the rollovers until the amounts are distributed to the employee from the Plan.

e.	Employee-Directed Investments: An eligible employee can specify the manner in which contributions made by or for him or her to the Plan and his or her Plan account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to change the funds to which future contributions are allocated and transfer amounts held under his or her Plan account from one fund to another.

f.	Distributions to Participants: An eligible employee may receive all or a portion of his or her Plan account while he or she is employed by the Company only in certain circumstances.

An eligible employee, while still employed by the Company, can withdraw, for any reason, the vested part of his or her Plan account attributable to: his or her after-tax contributions, his or her rollover contributions, and Company matching contributions made for plan years before the three consecutive plan year period that ends with the plan year of the withdrawal. However, if the employee withdraws any after-tax contributions that have received a matching contribution from the Company and were contributed in the plan year of the withdrawal and/or either of the two immediately preceding plan years, the entire non-vested portion of his or her Plan account will be forfeited and he or she will be suspended from actively participating in the Plan for six months after the withdrawal.

Further, an eligible employee, while still employed by the Company, can withdraw amounts from the portion of his or her Plan account that is attributable to before-tax contributions if the withdrawal is required by reason of the employee’s hardship situation, which meets the rules set forth in the Plan concerning hardship withdrawals (except that any hardship withdrawal may not include the earnings on his or her before-tax contributions that have been allocated after December 31, 1988).

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

Other than for the in-employment withdrawals described above, the distribution of an eligible employee’s account under the Plan will generally occur only after the employee’s employment with the Company has terminated for any reason, including a retirement, discharge, termination, disability, or death. Only the portion of the employee’s Plan account that is vested may be distributed; the non-vested portion of such account, if any, is forfeited in accordance with rules set forth in the Plan.

g.	Employee Loans: Loans are available from the Plan to eligible employees under the current provisions and policies of the Plan. Loans are subject to several conditions, certain of which are described below.

An eligible employee cannot have more than two outstanding loans from the Plan at any time. The minimum amount of any loan to an eligible employee is $1,000, while the maximum amount cannot exceed the lesser of (1) 50% of the vested balance of the employee’s Plan account (excluding the amount of such account that is attributable to the employee’s own contributions which were matched and the associated matching contributions from the Company during the plan year of the loan and the two preceding plan years and income earned after 1988 on the employee’s before-tax contributions to the Plan) or (2) $50,000 (reduced by the highest outstanding balance of loans made to the employee from the Plan and other plans of the Company during the one year period preceding the new loan date).

The Company’s Employees’ Benefit Committee determines the interest rate charged by the Plan on a loan made to an eligible employee. In general, a loan rate is based on the prime rate plus one at the time the loan is made. As of December 30, 2005, interest rates on loans made under the Plan varied between 5.0% and 10.0% per annum. Additionally, the participant pays administrative fees to Fidelity, as the Plan’s trustee, for processing a new Plan loan (for the plan year ended December 30, 2005, a $35 origination fee plus a $15 annual maintenance fee for the life of the loan).

In general, any loan to an eligible employee must be repaid through payroll deductions and be collateralized by up to 50% of the vested portion of the employee’s Plan account. The minimum term of any loan to an eligible employee is 6 months, and the maximum term of a loan is 60 months.

h.	Investments: As of December 30, 2005, the following investment funds were available for the investment of future contributions under the Plan:

•	Fidelity Equity Income Fund

•	Fidelity Growth Company Fund

•	Fidelity International Discovery Fund

•	Fidelity Mid-Cap Stock Fund

•	Fidelity Freedom 2020 Fund

•	Fidelity Managed Income Portfolio II Fund

•	Fidelity U.S. Bond Index Fund

•	Fidelity U.S. Equity Index Commingled Pool Fund

•	American Funds EuroPacific Growth Fund

•	American Funds Fundamental Investors Fund

•	Artisan Small-Cap Value Fund

•	Laudus Rosenberg US Small Cap Fund

•	Lord Abbett Mid-Cap Value Fund

•	Vanguard Balance Index Fund

•	Harbor Capital Appreciation Fund

•	UBS US Small Cap Growth Fund

•	Cincinnati Bell Inc. Common Stock Fund

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

In addition, as of December 30, 2005 and 2004, the Plan had investments in the Convergys Corporation Common Stock Fund, which reflects common shares of Convergys Corporation (“Convergys”) that were received by the Plan due to the Company’s distribution of Convergys shares to the Company’s shareholders as of December 31, 1998. Eligible employees who have interests in the Convergys Corporation Common Stock Fund may transfer their balances to other funds available under the Plan but cannot transfer or direct future contributions to the Convergys Corporation Common Stock Fund.

Each fund investment of the Plan is quoted in shares. Such shares generally represent the net asset value of shares in the applicable mutual or other fund.

The values of the Plan’s Cincinnati Bell and Convergys common stock funds were determined by the ending share values as last published by the New York Stock Exchange on December 30, 2005 and 2004. All other investment funds were valued based on the last publicly disclosed net asset value on December 30, 2005 and 2004. Loans to participants made by the Plan were valued at the principal amount owed by the participants on December 30, 2005 and 2004.

As presented in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the value of Plan investments consists of realized gains or losses and the unrealized appreciation or depreciation of those investments.

i.	Administrative Expenses: The administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid by the Company. However, the Plan permits these expenses to be paid from the Plan assets and allocated and charged to each eligible employee’s account based on the proportion that such employee’s account balance bears to all account balances under the Plan.

j.	Forfeitures: Any amounts forfeited by employees under the Plan are generally valued as of the end of the month in which the event causing the forfeiture occurs and are applied to reduce subsequent contributions of the Company to the Plan. During the plan year ended December 30, 2005, the Company’s contributions were reduced by an immaterial amount from forfeited non-vested amounts.

k.	Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits as of the date of the Plan’s financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

(2) Interest in Master Trust

At December 30, 2005 and 2004, the Plan’s assets were held by the Cincinnati Bell Retirement Savings Plans Master Trust (the “Master Trust”). The Master Trust holds only the assets of the Plan and the Cincinnati Bell Retirement Savings Plan, an additional plan sponsored by the Company.

The purpose of the Master Trust is the collective investment of assets of the Plan and the Cincinnati Bell Retirement Savings Plan (the “Savings Plans”). Master Trust assets are allocated to the Savings Plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified to that Savings Plan. Net investment income, gains and losses, and expenses resulting from the collective investment of the assets are allocated to the Savings Plans in proportion to the fair value of the assets allocated to the Savings Plans.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 30, 2005 and 2004, the Plan’s percentage of assets held in the Master Trust was 35% and 36%, respectively. The following table presents the fair value of the total investments held by the Master Trust, excluding participant loans, in which the Plan participates:

	December 30,
(dollars in thousands)	2005	2004
Mutual funds and commingled funds	$169,813	$155,430
Common shares of the Company	23,666	31,345
Common shares of Convergys Corporation	15,821	19,495

Net assets available to participating plans	$209,300	$206,270

During the plan year ended December 30, 2005, realized and unrealized gains (losses) and investment income on investments held by the Master Trust were as follows:

	Gain (Loss) on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and commingled funds	$374	$7,572	$6,391
Common shares of the Company	(8)	(4,467)	8
Common shares of Convergys Corporation	(73)	879	—

	$293	$3,984	$6,399

The Plan’s portion of the gains (losses) on the Master Trust’s investments and investment income for the plan year ended December 30, 2005 was as follows:

	Gain (Loss) on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and commingled funds	$28	$2,241	$1,959
Common shares of the Company	(24)	(2,251)	3
Common shares of Convergys Corporation	(7)	470	—

	$(3)	$460	$1,962

The Plan’s share of the investments held in the Master Trust as of December 30, 2005 and 2004 that individually represent 5 percent or more of the Plan’s net assets were as follows:

	December 30,
(dollars in thousands)	2005	2004
Cincinnati Bell Inc. Common Stock Fund	$11,911	$15,792
Fidelity Managed Income Portfolio II Fund	11,798	12,085
Convergys Corporation Common Stock Fund	8,458	10,508
American Funds Fundamental Investors Fund	6,445	5,575
Fidelity Mid-Cap Stock Fund	6,265	5,327
Fidelity U.S. Equity Index Commingled Pool Fund	4,491	4,396
American Funds EuroPacific Growth Fund	4,195	3,073
Lord Abbett Mid-Cap Value Fund	3,784	3,345

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

(3) Amendment or Termination of the Plan

While the Company has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. In the event of the termination of the Plan, all affected participants’ accounts would become 100% vested.

During the plan year ended December 30, 2005, the Plan was amended to allow the distribution of an employee’s account under the Plan in a lump sum and without the consent of the employee, within a reasonable administrative period after the employee’s employment with the Company ends for any reason other than his or her death, only when the value of an employee’s Plan account is $1,000 or less. The amendment was effective for any distributions made on or after March 28, 2005.

(4) Tax Status

The Internal Revenue Service issued on October 15, 2002 a favorable determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code. Such determination letter did not involve a review of the effect on the Plan of certain recent tax laws that have become effective after 2001. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and has been operated in compliance with the applicable requirements of such recent tax laws. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5) Related Party Transactions

The Plan invests in the Master Trust, and the Master Trust’s investments include shares of Cincinnati Bell common stock and shares of mutual funds managed by Fidelity. Cincinnati Bell is the sponsor and administrator of the Plan, and Fidelity is the Plan’s trustee. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the plan year were not material.

(6) Concentrations, Risks and Uncertainties

The Master Trust has a significant concentration of investments in Cincinnati Bell Inc. and Convergys Corporation common stock. A change in the value of these stocks could cause the value of the Plan’s net assets to change significantly due to this concentration.

The Plan provides for various investment options in money market funds, mutual funds, commingled funds, and Cincinnati Bell and Convergys common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

(7) Subsequent Event – ERISA Settlement

On February 22, 2006, the Company entered into a Stipulation and Agreement of Settlement of ERISA Actions (the “Agreement”) providing for the settlement of a putative class action lawsuit entitled In Re Broadwing Inc. ERISA Litigation, pending in the United States District Court for the Southern District of Ohio (the “Court”), into which five previously filed lawsuits were consolidated. Between November 18, 2002 and March 17, 2003, five putative class action lawsuits were filed against the Company and certain of its current and former officers and directors in the United States District Court for the Southern District of Ohio. Fidelity Management Investment Trust Company was also named as a defendant in these actions.

These cases, which purport to be brought on behalf of the Plan and the Cincinnati Bell Retirement Savings Plan (the “Savings Plans”) and a class of persons who were participants in the Savings Plans between November 9, 1999 and February 28, 2003, generally allege that the defendants breached their fiduciary duties under ERISA by improperly encouraging the Savings Plans’ participant-plaintiffs to elect to invest in the Company’s stock fund within the relevant Savings Plan and by improperly continuing to make employer contributions to the Company’s stock fund within the relevant Savings Plan.

Under the Agreement, defendants are obligated to pay $11 million, which payment will be made on their behalf by their insurers, to a fund to settle the claims of, and obtain a release of all claims from, the Savings Plans and the individual class members. On March 13, 2006, the Court issued an order giving preliminary approval of the Agreement and scheduling a settlement fairness hearing on June 22, 2006. If the Agreement is given final approval by the Court after the fairness hearing, the Agreement will result in a dismissal of the case with prejudice.

Administrators, appointed by the plaintiffs’ counsel, will allocate the settlement proceeds (after deducting plaintiffs’ attorneys’ fees, the costs of an independent fiduciary employed to act on behalf of the Savings Plans, and the other costs of the administration of the Agreement) among persons who are in the class of persons on whose behalf the cases were purportedly brought based on a prescribed calculation in the Agreement. This calculation will be performed within 30 days of the Court’s final approval of the Agreement and will account for each person’s individual share of the total loss of the Savings Plans arising from the investment in the Company’s stock (as such loss is determined and agreed to for purposes of the Agreement). Under the Agreement, each person’s account under the Plan will receive a percentage of the net settlement proceeds that is equal to his or her share of such total loss of the Savings Plans.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500 SCHEDULE H, LINE 4(i)

Issuer	Description of Investment	Fair Value
Participant Loans	6 to 60 months (5.0% - 10.0%)	$2,805,432

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees’ Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

June 14, 2006	By	/s/ Donald R. Scheick
Donald R. Scheick
Secretary - Employees’ Benefit Committee

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm